Filed Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Filed by NPS Pharmaceuticals, Inc.

Subject Company: NPS Pharmaceuticals, Inc.

Enzon Pharmaceuticals, Inc.

Commission File No. 000-23272

For Immediate Release	Contact: David L. Clark Vice President, Operations NPS Pharmaceuticals, Inc. (801) 583-4939 Ernie Knewitz Media Relations Noonan Russo Presence (212) 845-4253

NPS PHARMACEUTICALS PROVIDES UPDATE

OF PROGRESS WITH PREOS™ AND CINACALCET HCL

Salt Lake City, Utah — February 26, 2003 — NPS Pharmaceuticals, Inc. (Nasdaq: NPSP) today provided an overview of clinical progress with PREOS, a proprietary compound being developed by NPS as a potential treatment for osteoporosis, and cinacalcet HCl, a small molecule being developed by Amgen as a treatment for hyperparathyroidism.

PREOS Update: Preliminary PaTH Data Received

NPS reported this morning that the clinical investigators have now shared some preliminary data from the first year of the PaTH study. “PaTH” (for parathyroid hormone and alendronate) is sponsored by the National Institutes of Health and is being conducted by researchers at the University of California, San Francisco (UCSF) in conjunction with four other academic institutions. Among the purposes of the study is to determine the possible benefits of using NPS’s PREOS (intact, human parathyroid hormone, or PTH), and Merck’s osteoporosis product, Fosamax (alendronate), separately, or in combination, to build bone in patients suffering from osteoporosis. The UCSF investigators have provided the partial and preliminary data to NPS for review, but have requested that the company not release any numeric results in advance of presentations or publications, which the investigators plan for later this year.

The PaTH study completed enrollment of 238 postmenopausal women with low bone mineral density (BMD) and an additional fracture risk factor in September 2001. The preliminary data indicate that measures of efficacy and safety in the study will be in line with NPS’s Phase II study, and with the results from studies using fragments of PTH, specifically Eli Lilly’s Forteo, and Fosamax, both alone and in combination. The primary endpoint of the study is BMD, as assessed by dual energy absortiometry (DXA), a common x-ray technique. Importantly, this study also employs an advanced imaging technology called quantitative computed tomography (QCT), which will provide additional information about bone quality. The advantage of QCT is its ability to separate trabecular and cortical bone, and to determine the three dimensional, or volumetric density of bone as compared to the two dimensional measurements of DXA. This three dimensional view of bone density will allow researchers to make a more thorough assessment of bone strength following treatment by PTH and alendronate. The QCT data are still being analyzed.

Speaking for UCSF, principle investigator Dr. Dennis Black said: “We are very excited about the data from this study, and believe that they will clearly show the positive effect of PTH on both BMD and bone quality. We believe that the QCT data will help to explain why BMD alone is not sufficient to assess the effects of a drug on bone strength, and we’re looking forward to releasing these data in publications and at scientific meetings later this year.”

Dr. Hunter Jackson, Chairman, President, and CEO of NPS stated: “It is our belief that the data will show that PREOS and alendronate provide a powerful and flexible combination of therapies for physicians in treating osteoporosis. We’re also confident that the bone quality data, which are still being compiled, will demonstrate that PTH has a beneficial effect on cortical bone, even in the short run. We look forward to the full release of these data in future presentations by the investigators.”

Cinacalcet Update: Amgen Plans to File NDA in 2003

NPS also reiterated the announcement by its licensee, Amgen Inc. of Thousand Oaks, CA, that it intends to file an NDA for cinacalcet HCl during the second half of 2003. At its business review meeting held yesterday in Los Angeles, Amgen confirmed that it is conducting three Phase III double-blind, placebo controlled trials of cinacalcet in patients with secondary hyperparathyroidism. Amgen stated in its review of cinacalcet that data from the trials would be unblinded soon, and that they will provide public updates as that process unfolds. Amgen also reviewed Phase II data for cinacalcet that indicated the efficacy of the compound at lowering levels of parathyroid hormone and levels of chemical complexes of calcium and phosphorus. The calcium and phosphorus complex that forms as a result of secondary hyperparathyroidism is an independent predictor of soft tissue calcification and of mortality. Phase II studies with cinacalcet have also suggested an improvement in bone health and certain quality of life measures.

“When cinacalcet is launched it will be Amgen’s first small molecule product, and the first NPS compound to reach the marketplace,” said Dr. Jackson. “We believe that this product will be an important therapy for people who now have no direct pharmaceutical alternatives for treating secondary HPT, and we’re confident about Amgen’s continued progress with cinacalcet.”

The company will host a conference call today at 9:15 a.m. EST to discuss the contents of this release. Speaking on the call will be Dr. Jackson and Dr. Thomas Marriott, NPS’s Vice President, Development Research. U.S. callers should dial 1-800-231-5571 and international callers should dial 1-973-582-2703.

NPS will report its fourth quarter and year-end operating results for 2002 on Thursday, February 27, 2003 at 2:30 p.m. MST (4:30 EST). The announcement will be followed by a conference call at 3:00 p.m. MST (5:00 EST). Please see the company’s press release dated February 24, 2003 for conference call details.

Cautionary Statement For The Purpose Of The “Safe Harbor” Provisions Of The

Private Securities Litigation Reform Act Of 1995

Statements made in this press release, which are not historical in nature, constitute forward-looking statements for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Such statements include those regarding actual or potential therapeutic characteristics of PREOS and cinacalcet or any statement regarding the proposed NPS/Enzon merger. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include: we do not have and may never develop any products that generate revenues; our product candidates may not prove to be safe or efficacious; the FDA may delay approval or may not approve any of our product candidates; current collaborators or partners may not devote adequate resources to the development and commercialization of our licensed drug candidates which would prevent or delay introduction of drug candidates to the market; we may be unable to generate adequate sales and marketing capabilities to effectively market and sell our products; failure to secure adequate manufacturing and storage sources for our products could result in disruption or cessation of our clinical trials and eventual commercialization of such products; we may not have or be able to secure sufficient capital to fund development and commercialization of our product candidates; the NPS and Enzon businesses may not be integrated successfully; costs related to the proposed merger may be significant and greater than we expect; and the NPS or Enzon stockholders may fail to approve the proposed merger. All information in this press release is as of February 26, 2003, and we undertake no duty to update this information. A more complete description of these risks can be found in our Annual Report on Form 10K for the year ended December 31, 2001 and in our quarterly report on Form 10-Q for the third quarter of 2002 filed with the Securities and Exchange Commission.

Additional Information And Where To Find It

In connection with the proposed NPS/Enzon merger, NPS, Enzon and Momentum Merger Corporation (which will be renamed by NPS and Enzon in connection with the proposed merger) intend to file a joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by NPS and Enzon with the

SEC at the SEC’s web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’ website at www.npsp.com, or by contacting Enzon at 908-541-8678 and through Enzon’s website at www.enzon.com.

NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the proposed merger transaction will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in NPS’ proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about April 19, 2002. This document is available free of charge at the SEC’s web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’ website at www.npsp.com.

Enzon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Enzon and NPS in connection with the proposed merger transaction. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Enzon’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 28, 2002. This document is available free of charge at the SEC’s web site at www.sec.gov or by contacting Enzon at 908-541-8678.

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